Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: December 9, 2015

The following communication was sent to the employees of Media General, Inc. on December 9, 2015:

MEG Employee Letter (Issues Statement)

December 9, 2015

Team:

Today we issued a press release commenting on Nexstar’s statement regarding our negotiations with them. A copy of the release is attached.

As we noted, our Board of Directors is committed to maximizing value for Media General shareholders, and unanimously believes that Nexstar’s current proposal undervalues the Company, but remains open to reviewing an improved proposal from Nexstar. As announced previously, our agreement with Meredith remains in place and our Board continues to recommend the transaction with Meredith.

If you receive any inquiries from the media or other third parties, please forward to Courtney Guertin at cguertin@mediageneral.com.

Thank you for your continued focus and commitment to Media General. As always, we will keep you updated as events progress.

Sincerely,

Vince Sadusky

President and CEO

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General and Meredith Media General have filed relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General with the SEC on November 25, 2016 that contains a preliminary joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the preliminary joint proxy statement/prospectus, and other relevant materials, and any other documents filed by Media General and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501.

PARTICIPANTS IN THE SOLICITATION

Media General and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Media General in connection with the Merger. Information about Media General’s directors and executive officers and description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4 and the preliminary joint proxy statement/prospectus regarding the Merger that Meredith Media General has filed with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this communication regarding Media General that are forward-looking are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur. Media General assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.